Exhibit 99.3

Akari Therapeutics Reports Second Quarter 2021 Financial Results and
Highlights Recent Clinical Progress

‒	Currently opening sites for Phase III study of nomacopan in bullous pemphigoid (BP)

‒	Phase III study of nomacopan in severe pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) open for enrollment

‒	Evaluating the potential for long-acting PAS-nomacopan as a treatment for dry age-related macular degeneration (AMD)

‒	Collaborating with clinical partners to explore potential for treating exacerbations in severe lung diseases where inhaled nomacopan can be potentially delivered directly to the lung

‒	Active pipeline exploring treatment of head trauma with nomacopan and the development of votucalis, a new anti-histamine biopharmaceutical with a similar structure to nomacopan

NEW YORK and LONDON, September 22, 2021 - Akari Therapeutics, Plc (Nasdaq: AKTX), a late-stage biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced its financial results for the second quarter of 2021, as well as recent clinical progress.

Akari’s two lead programs, in BP and HSCT-TMA, are in Phase III clinical development and have been granted both Orphan Drug and Fast Track designations by the U.S. Food and Drug Administration (FDA). The Company also has earlier stage programs with nomacopan addressing ophthalmology and pulmonary diseases.

“We have made progress with our clinical pipeline since the beginning of 2021, and have two orphan disease programs in Phase III clinical development,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “In parallel we are actively exploring partnering opportunities for disease areas such as those for the eye and the lung, using different routes of administration for nomacopan.”

Clinical highlights

Phase III clinical trial in patients with bullous pemphigoid

BP is a severe autoimmune blistering disease of the elderly with no specific approved treatments.

‒	The Company is opening sites for a Phase III study of nomacopan for the treatment of BP.

‒	The FDA and the European Medicines Agency (EMA) have granted Orphan Drug Designation for nomacopan for the treatment of BP, and the FDA has granted Fast Track designation to nomacopan in BP.

‒	Miles Nunn, Ph.D., Chief Scientific Officer of Akari Therapeutics, and Sanjeev Khindri, M.D., Medical Director of Akari Therapeutics, recently presented a poster at the 2021 International Pemphigus & Pemphigoid Foundation (IPPF) Scientific Symposium which outlines the design of the Company’s Phase III planned pivotal study of nomacopan in patients with moderate to severe BP.

‒	The Company is considering additional opportunities to expand into other dermatological conditions where both complement C5 activation and LTB4 are believed to have key roles in driving the disease pathology including hidradenitis suppurativa (HS) and other pemphigoids.

Phase III clinical trial in patients with HSCT-TMA

HSCT-TMA is a severe disease in pediatric patients with an estimated 80% mortality rate and no approved treatments.

‒	Phase III study in pediatric HSCT-TMA is open for enrollment at sites in the U.S. and Europe, subject to the ongoing impact of COVID-19 related restrictions.

‒	Akari has FDA Fast Track and Orphan Drug Designations for pediatric HSCT-TMA patients.

‒	Success in pediatric HSCT-TMA would provide opportunities to expand into adult HSCT-TMA and related TMA-like diseases where complement and LTB4 are believed to have important roles such as atypical hemolytic uremic syndrome, systemic lupus erythematosus and anti-phospholipid syndrome.

Long-term data

Our first PNH patient has now been treated with nomacopan for over five years. Over 35 cumulative patient years of long-term treatment data shows the drug is well tolerated with a marked clinical effect such that 79% of formerly transfusion dependent patients became transfusion independent.

OTHER CLINICAL PROGRAMS

Akari Therapeutics is also pursuing other earlier stage programs that are primarily focused on large disease areas with high-unmet need. For these programs we are using alternative formulations of nomacopan (topical, nebulized or long acting), which provides an opportunity for separate partnering options.

Ophthalmology program

‒	Ongoing PK studies with PAS-nomacopan, an engineered form of nomacopan with an extended half-life, to estimate injection interval in the back of the eye are ongoing, with data expected by the end of 2021.

‒	Recent publications (Eskandarpour et al 2020 and 2021) support a potential therapeutic role for PAS-nomacopan in sight threatening retinal diseases given its inhibition of both complement and VEGF via LTB4. This unique combination may be particularly relevant to dry AMD where complement is a key treatment target and VEGF inhibition may prevent the risk of conversion to wet AMD where VEGF inhibitors are the primary treatment.

‒	A recent publication (Sanchez-Tabernero et al 2021) highlights that nomacopan delivered topically in Part A of a Phase I/II study in patients with atopic keratoconjunctivitis had a positive safety profile and was well tolerated. Part B of the study confirmed these findings. The Company is currently exploring options for a Phase II study in the front of the eye.

‒	To maximize the potential of nomacopan in the ophthalmology setting, Akari is exploring opportunities to collaborate with partners to accelerate the development of these ophthalmology programs.

Lung program

‒	Learning from the viral induced mechanisms of COVID-19 pneumonia that involve terminal complement pathway and LTB4 dysregulations we are exploring the development of nomacopan in severe asthma to reduce the use of systemic steroids, and hospital admissions. This remains an area of unmet medical need where respiratory viral infection still triggers life threatening exacerbations across a range of inflammatory lung conditions.

‒	Proposed publication of the Akari sponsored observational study and role of nomacopan in COVID-19 patients is in preparation. Initiation of further studies is subject to optimizing patient selection to align with the findings of the review.

Trauma

‒	The role of both C5 and LTB4 has been implicated in trauma and Akari is exploring both blast injury and hemorrhagic shock with the USAISR. In addition, a separate new collaborative study in traumatic brain injury and subarachnoid hemorrhage is being initiated.

Histamine inhibitor

‒	Votucalis is a new histamine inhibitor with a similar structure to nomacopan but a distinct and unique mode of action by binding directly to histamine and thereby preventing the activation of all four histamine G-protein coupled receptors. Ongoing work in collaboration with Durham and Newcastle Universities in the UK is focused on using votucalis to expand the Company’s existing dermatology franchise in atopic dermatitis and pain management. In both cases initial skin penetration data indicates a potential opportunity for topical delivery.

Second Quarter 2021 Financial Results

As of June 30, 2021, the Company had cash of approximately $3.8 million, compared to cash of approximately $14.1 million at December 31, 2020. Following the end of the second quarter, Akari closed a private placement of approximately $12.3 million in gross proceeds by issuing approximately 7.9 million ADSs. Furthermore, Akari received approximately $3 million in annual R&D tax credits from the UK tax authorities.

In June 2020, Akari entered into a securities purchase agreement with Aspire Capital Fund, LLC (Aspire Capital) whereby Aspire Capital is committed to purchase up to an aggregate of $30.0 million of the Company’s ADSs. During the six months ended June 30, 2021, the Company sold to Aspire Capital ordinary shares for gross proceeds of $2.0 million. As of June 30, 2021, $22.0 million of the original purchase commitment remains available.

Research and development expenses for the second quarter 2021 were approximately $2.2 million, as compared to approximately $3.0 million in the same quarter the prior year. This decrease in expenses was primarily due to lower expenses incurred for clinical trials during the year.

General and administrative expenses for the second quarter 2021 were approximately $2.1 million, as compared to approximately $2.9 million in the same quarter the prior year. The decrease was primarily due to a one-time non-cash financing expense related to the 2020 Purchase Agreement with Aspire Capital.

For the second quarter 2021, total other expense was approximately $16,000 as compared to total other expense of approximately $1.5 million in the second quarter of 2020. This change was primarily due to the accounting reclassification of warrant liabilities to shareholders’ equity as of December 2020.

Net loss for the second quarter 2021 was approximately $4.3 million, as compared to approximately $7.4 million for the period of 2020. This decrease was primarily due to the aforementioned lower research and development expenses as well as lower total other expense.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four areas: bullous pemphigoid (BP), thrombotic microangiopathy (TMA), as well as programs in the eye and lung.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You should not place undue reliance upon the Company's forward-looking statements. Except as required by law, the Company undertakes No obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission (SEC), including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2021 and December 31, 2020

(in U.S. dollars, except share data)

	June 30, 2021	December 31, 2020
	(Unaudited)
Assets

Current Assets:
Cash	$3,791,586	$14,055,777
Prepaid expenses and other current assets	1,012,451	521,880
Total Current Assets	4,804,037	14,577,657

Patent acquisition costs, net	25,546	27,150
Total Assets	$4,829,583	$14,604,807

Liabilities and Shareholders' Equity

Current Liabilities:
Accounts payable	$1,685,138	$3,380,782
Accrued expenses	1,556,460	1,839,706
Total Liabilities	3,241,598	5,220,488

Commitments and Contingencies

Shareholders' Equity:
Share capital of $0.0001 par value par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 3,964,979,023 and 3,847,331,923 at June 30, 2021 and December 31, 2020, respectively	396,498	384,733
Additional paid-in capital	141,883,409	139,734,651
Capital Redemption Reserve	52,193,811	52,193,811
Accumulated other comprehensive loss	(420,086)	(648,065)
Accumulated deficit	(192,465,647)	(182,280,811)
Total Shareholders' Equity	1,587,985	9,384,319
Total Liabilities and Shareholders' Equity	$4,829,583	$14,604,807

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three and Six Months Ended June 30, 2021 and 2020

(in U.S. dollars)

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating Expenses:
Research and development expenses	$2,183,349	$3,020,432	$5,712,733	$5,752,597
General and administrative expenses	2,146,652	2,891,177	4,165,938	5,085,986
Total Operating Expenses	4,330,001	5,911,609	9,878,671	10,838,583
Loss from Operations	(4,330,001)	(5,911,609)	(9,878,671)	(10,838,583)

Other Income (Expenses):
Interest income	1,515	1,152	5,250	2,162
Changes in fair value of warrant liabilities – (loss)	-	(1,555,609)	-	(606,153)
Foreign currency exchange gains (losses)	(12,754)	27,992	(298,608)	261,396
Other expenses	(5,095)	(1,741)	(12,807)	(4,044)
Total Other Expenses	(16,334)	(1,528,206)	(306,165)	(346,639)

Net Loss	(4,346,335)	(7,439,815)	(10,184,836)	(11,185,222)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(78,118)	(46,037)	227,979	(268,762)

Comprehensive Loss	$(4,424,453)	$(7,485,852)	$(9,956,857)	$(11,453,984)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)	$(0.00)	$(0.01)

Weighted average ordinary shares (basic and diluted)	3,847,352,386	3,002,482,637	3,874,631,250	2,759,381,673

For more information

Investor Contact

Peter Vozzo

Westwicke/ICR

+1 (443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Ashley Tapp / Maya Bennison

Consilium Strategic Communications

+44 (20) 3709 5700

Akari@consilium-comms.com